Advanced Technologies Group, Ltd
                             331 Newman Springs Road
                              Red Bank, N.J. 07701

                                                                January 11, 2010

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn: Jay Williamson, Esq.

     Re: Advanced Technologies Group, Ltd.
         Form 10-K
         File No. 000-30987
         Filed May 18, 2009

Ladies and Gentlemen:

     On behalf of Advanced Technologies Group, Ltd., a Nevada corporation ("ATG" or the "Company"), we have set forth below the Company's proposed responses to the Staff's comment letter dated December 11, 2009 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the "Form 10-K"). The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2009

ITEM 9A - CONTROLS AND PROCEDURES, PAGE 20

1. WE NOTE THAT MANAGEMENT CONCLUDED THAT DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING WERE EFFECTIVE AS OF THE END OF THE FISCAL YEAR (I.E. JANUARY 31, 2009) IN YOUR AMENDED FORM 10-K. PLEASE TELL US HOW MANAGEMENT CONSIDERED THE RESTATEMENT OF YOUR FINANCIAL STATEMENTS IN THEIR CONCLUSION REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING. YOUR RESPONSE SHOULD PROVIDE A DETAILED ANALYSIS OF THE FACTORS CONSIDERED TO SUPPORT MANAGEMENT'S CONCLUSION ON EACH ITEM. ALTERNATIVELY, PLEASE AMEND YOUR FORM 10-K TO DISCLOSE MANAGEMENT'S REVISED CONCLUSION ON THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING ALONG WITH A DISCUSSION OF MANAGEMENT'S REMEDIATION PLANS.

     After considering the Staff's comment, we have determined that the failure of the Company to properly account for the sale of its membership interest in FX Direct LLC, was a material weakness in its internal control over financial reporting. As a result, the Company proposes to amend Item 9A of the Form 10-K/A to indicate that its disclosure controls and its internal control over financial reporting were not effective as of January 31, 2009. Similar revisions would be made to Item 4 of the Form 10-Q/A's for the quarterly periods ended April 30, 2009 and July 31, 2009.

     We have attached hereto as Exhibits A, B and C, the proposed text of amended Item 9 and Item 4.

 FINANCIAL STATEMENTS

 NOTES TO FINANCIAL STATEMENTS

 GENERAL

2. IT APPEARS THAT YOU HAVE PRESENTED YOUR INVESTMENT IN FX DIRECT AS A DISCONTINUED OPERATION. PLEASE TELL US WHAT AUTHORITATIVE LITERATURE YOU USED TO SUPPORT SUCH PRESENTATION. PLEASE NOTE THAT INVESTMENTS IN EQUITY SECURITIES ACCOUNTED FOR UNDER THE COST METHOD (I.E. FX DIRECT) ARE NOT WITHIN THE SCOPE OF FASB ASC 360-10-15-5.

     After considering the Staff's comment, we have concluded that the Company's investment in FX Direct should not be treated as a discontinued operation. We propose to revise the fiscal 2009 financial statements accordingly as set forth in Exhibit D attached hereto.

3. IT APPEARS THAT YOU HAVE REMOVED CERTAIN FOOTNOTE DISCLOSURES FROM YOUR AMENDED FILING. FOR EXAMPLE, IT APPEARS THAT THE FOOTNOTE REGARDING SUBSEQUENT EVENTS IS NO LONGER PROVIDED. PLEASE REVISE OR TELL US WHY THESE DISCLOSURES WERE REMOVED.

     The Company inadvertently omitted the referenced disclosure from "Note 11 Subsequent Event - Sale of the Investment in FX Direct Dealer" and will include such disclosure in Amendment No. 2 to the Form 10-K/A. In addition,
     Note 12 in Amendment No. 2 will include the disclosure concerning the restatement of the 2008 financial statements that was previously included in Note 13 to the fiscal 2009 financial statements.

     The Company intentionally omitted the following footnote disclosure from the fiscal 2009 financial statements as a result of the change in the timing of the recognition of the sale of FX Direct: "Note 1 - Subordinated Note Receivable," "Note 11 - Sale of the Investment in FX Direct Dealer" and "Note 12 - Concentration of Credit Risk."

     A revised draft of the fiscal 2009 financial statements that incorporates the above changes is attached hereto as Exhibit D.

FORM 10-Q/A FOR THE QUARTER ENDED APRIL 30, 2009 AND
FORM 10-Q/A FOR THE QUARTER ENDED JULY 31, 2009

4. IN CONNECTION WITH OUR COMMENT ABOVE, PLEASE REVISE YOUR FORMS L0-Q FOR THE QUARTERS ENDED APRIL 30, 2009 AND JULY 31, 2009, AS NECESSARY, TO PROVIDE

     MANAGEMENT'S UPDATED ASSESSMENT REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES.

     Please see the response to comment No. 1 above.

     In addition, we propose to revise the financial statements for the fiscal quarters ended April 30, 2009, July 31, 2009 and October 31, 2009 to revise the treatment of the Company's investment in FX Direct so it is not treated as a discontinued operation.

The Company intends to file amendments to the Form 10-K/A and the Form 10-Q/A's that reflect the above responses once the Staff advises the Company that such responses are acceptable to the Staff.

On behalf of the Company we hereby acknowledge the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call Brian Brodrick, Esq. of Phillips Nizer LLP at 212-841-0700.

                                Very truly yours,

                                Advanced Technologies Group, Ltd.


                                By: /s/ Alex Stelmak
                                   ----------------------------------
                                   Alex Stelmak
                                   Chief Executive Officer

                                                                       EXHIBIT A

                            [FISCAL 2009 FORM 10-K/A]

ITEM 9A. CONTROLS AND PROCEDURES

(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

Our principal executive officer and our principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as amended) as of the end of the period covered by this report. Based on that evaluation, and in light of the material weakness in our internal controls described below, such principal executive officer and principal financial officer concluded that, the Company's disclosure control and procedures were not effective as of the end of the period covered by this report.

(b) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange act Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. under the supervision of management and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As indicated in the Company's Form 8-K filed with the SEC on November 17, 2009, the Chief Financial Officer of the Company in consultation with the Board of Directors and Donohue Associates, L.L.C., its independent registered public accounting firm determined that it was necessary to amend and restate the Company's financial statements for the fiscal year ended January 31, 2009 included in the Form 10-K as well as the Company's quarterly reports for the periods ended April 30, 2009 and July 31, 2009 with respect to the timing of the sale of the Company's approximately 25% joint venture interest (the "Membership Interest") in FX Direct LLC ("FX Direct").

On January 26, 2009, the Company entered into a purchase and sale agreement (the "Purchase Agreement"), by and among the Company, FX Direct as purchaser (the "Purchaser"), MaxQ Investments, LLC ("MaxQ") which is the majority member of the Purchaser and Tradition N.A. ("Tradition"), the remaining member of the Purchaser, pursuant to which the Company agreed to sell (the "Sale") its Membership Interest in FX Direct to FX Direct. On March 17, 2009, the Company completed the Sale of the Membership Interest to FX Direct. The Agreement provided that it was effective as of December 31, 2008, as a result of which the Company was not entitled to receive any allocations of profit, loss or distributions from FX Direct on account of its Membership Interest following such date.

The Company originally accounted for the Sale as being effective in the fiscal year ended January 31, 2009. However, following review of comments from the Staff of the SEC, the Company determined that the closing of the Sale should have been recorded in the first quarter of fiscal 2010.

The Company's management has assessed the effect of the restatement on the Company's disclosure controls and procedures and internal control over financial reporting, and has determined that a material weakness exists with respect to our reporting of complex and non-routine transactions.

A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting as of January 31, 2009 existed as we had limited staff that did not allow us to maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions.

During fiscal 2010, the Company hired a part-time accountant to prepare the Company's financial statements under the supervision of the Company's chief financial officer. In addition, to address the material weakness, the Company intends to engage outside experts to provide counsel and guidance in areas where it cannot economically maintain the required expertise internally (e.g., with the appropriate classifications and treatments of complex and non-routine transactions).

Based on our evaluation of internal control over financial reporting, and in light of the determination concerning the material weakness, our management concluded that our internal control over financial reporting was not effective as of January 31, 2009.

This annual report does not include an attestation report of the company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

(c) CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

No change in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

(d) OTHER.

We believe that a controls system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our principal executive officer and principal financial officer have concluded, as of January 31, 2009, that our disclosure controls and procedures were not effective in achieving that level of reasonable assurance.

                                                                       EXHIBIT B

                              [4/30/09 FROM 10-Q/A]

ITEM 4. CONTROLS AND PROCEDURES

(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

Our principal executive officer and our principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as amended) as of the end of the period covered by this report. Based on that evaluation, and in light of the material weakness in our internal controls described below, such principal executive officer and principal financial officer concluded that, the Company's disclosure control and procedures were not effective as of the end of the period covered by this report.

As indicated in the Company's Form 8-K filed with the SEC on November 17, 2009, the Chief Financial Officer of the Company in consultation with the Board of Directors and Donohue Associates, L.L.C., its independent registered public accounting firm determined that it was necessary to amend and restate the Company's financial statements for the fiscal year ended January 31, 2009 included in the Form 10-K as well as the Company's quarterly reports for the periods ended April 30, 2009 and July 31, 2009 with respect to the timing of the sale of the Company's approximately 25% joint venture interest (the "Membership Interest") in FX Direct LLC ("FX Direct").

On January 26, 2009, the Company entered into a purchase and sale agreement (the "Purchase Agreement"), by and among the Company, FX Direct as purchaser (the "Purchaser"), MaxQ Investments, LLC ("MaxQ") which is the majority member of the Purchaser and Tradition N.A. ("Tradition"), the remaining member of the Purchaser, pursuant to which the Company agreed to sell (the "Sale") its Membership Interest in FX Direct to FX Direct. On March 17, 2009, the Company completed the Sale of the Membership Interest to FX Direct. The Agreement provided that it was effective as of December 31, 2008, as a result of which the Company was not entitled to receive any allocations of profit, loss or distributions from FX Direct on account of its Membership Interest following such date.

The Company originally accounted for the Sale as being effective in the fiscal year ended January 31, 2009. However, following review of comments from the Staff of the SEC, the Company determined that the closing of the Sale should have been recorded in the first quarter of fiscal 2010.

The Company's management has assessed the effect of the restatement on the Company's disclosure controls and procedures and internal control over financial reporting, and has determined that a material weakness exists with respect to our reporting of complex and non-routine transactions as of the end of each of the periods being restated.

A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting as of January 31, 2009 existed as we had limited staff that did not allow us to maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions.

During the first quarter of fiscal 2010, the Company hired a part-time accountant to prepare the Company's financial statements under the supervision of the Company's chief financial officer. In addition, to address the material weakness, the Company intends to engage outside experts to provide counsel and guidance in areas where it cannot economically maintain the required expertise internally (e.g., with the appropriate classifications and treatments of complex and non-routine transactions). .

In light of the determination concerning the material weakness, our management concluded that our disclosure controls and procedures were not effective as of April 30, 2009.

(b) CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

Other than as described above, no change in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

(c) OTHER.

We believe that a controls system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our principal executive officer and principal financial officer have concluded, as of April 30, 2009, that our disclosure controls and procedures were not effective in achieving that level of reasonable assurance.

                                                                       EXHIBIT C

                              [7/31/09 FORM 10-Q/A]

ITEM 4. CONTROLS AND PROCEDURES

(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

Our principal executive officer and our principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as amended) as of the end of the period covered by this report. Based on that evaluation, and in light of the material weakness in our internal controls described below, such principal executive officer and principal financial officer concluded that, the Company's disclosure control and procedures were not effective as of the end of the period covered by this report.

As indicated in the Company's Form 8-K filed with the SEC on November 17, 2009, the Chief Financial Officer of the Company in consultation with the Board of Directors and Donohue Associates, L.L.C., its independent registered public accounting firm determined that it was necessary to amend and restate the Company's financial statements for the fiscal year ended January 31, 2009 included in the Form 10-K as well as the Company's quarterly reports for the periods ended April 30, 2009 and July 31, 2009 with respect to the timing of the sale of the Company's approximately 25% joint venture interest (the "Membership Interest") in FX Direct LLC ("FX Direct").

On January 26, 2009, the Company entered into a purchase and sale agreement (the "Purchase Agreement"), by and among the Company, FX Direct as purchaser (the "Purchaser"), MaxQ Investments, LLC ("MaxQ") which is the majority member of the Purchaser and Tradition N.A. ("Tradition"), the remaining member of the Purchaser, pursuant to which the Company agreed to sell (the "Sale") its Membership Interest in FX Direct to FX Direct. On March 17, 2009, the Company completed the Sale of the Membership Interest to FX Direct. The Agreement provided that it was effective as of December 31, 2008, as a result of which the Company was not entitled to receive any allocations of profit, loss or distributions from FX Direct on account of its Membership Interest following such date.

The Company originally accounted for the Sale as being effective in the fiscal year ended January 31, 2009. However, following review of comments from the Staff of the SEC, the Company determined that the closing of the Sale should have been recorded in the first quarter of fiscal 2010.

The Company's management has assessed the effect of the restatement on the Company's disclosure controls and procedures and internal control over financial reporting, and has determined that a material weakness exists with respect to our reporting of complex and non-routine transactions as of the end of each of the periods being restated.

A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting as of January 31, 2009 existed as we had limited staff that did not allow us to maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions.

During the first quarter of fiscal 2010, the Company hired a part-time accountant to prepare the Company's financial statements under the supervision of the Company's chief financial officer. In addition, to address the material weakness, the Company intends to engage outside experts to provide counsel and guidance in areas where it cannot economically maintain the required expertise internally (e.g., with the appropriate classifications and treatments of complex and non-routine transactions).

In light of the determination concerning the material weakness, our management concluded that our disclosure controls and procedures were not effective as of July 31, 2009.

(b) CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

No change in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

(c) OTHER.

We believe that a controls system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our principal executive officer and principal financial officer have concluded, as of July 31, 2009, that our disclosure controls and procedures were not effective in achieving that level of reasonable assurance.

                                                                       EXHIBIT D

                           DONAHUE ASSOCIATES, L.L.C.
                           27 BEACH ROAD, SUITE CO5-A
                            MONMOUTH BEACH, NJ. 07750
                              PHONE: (732) 229-7723

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Advanced Technologies Group, Ltd.

We have audited the accompanying consolidated balance sheets of Advanced Technologies Group, Ltd as of January 31, 2009 and January 31, 2008 and the related consolidated statements of operations and changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Advanced Technologies Group, Ltd as of January 31, 2009 and January 31, 2008, and the consolidated results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12, the consolidated financial statements as of January 31, 2009 have been restated.


Donahue Associates, LLC.
January __, 2010
Monmouth Beach, NJ

                        Advanced Technologies Group, Ltd.
                           Consolidated Balance Sheets
                   As of January 31, 2009 and January 31, 2008

                                                                                As Restated
                                                                                 31-Jan-09              31-Jan-08
                                                                                ------------           ------------
ASSETS

Current assets:
  Cash & short term deposits                                                    $    134,918           $     67,287
                                                                                ------------           ------------
      Total current assets                                                           134,918                 67,287

Other assets:
  Investment in FX Direct Dealer                                                   2,407,058              2,407,058
  Trademark- net                                                                       7,418                  7,873
  Security deposit                                                                         0                 45,000
                                                                                ------------           ------------

      Total assets                                                              $  2,549,394           $  2,527,218
                                                                                ============           ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable & accrued expenses                                           $  3,450,547           $  2,934,120
                                                                                ------------           ------------
      Total current liabilities                                                    3,450,547              2,934,120

Shareholder advance payable                                                           48,423                  4,600
                                                                                ------------           ------------

      Total liabilities                                                            3,498,970              2,938,720

Shareholders' equity:
  Series A preferred stock, one share convertible to one share of common;
   13% cumulative non-participating, authorized 1,000,000 shares at
   stated value of $3 per share, issued and outstanding 762,081 shares             1,712,601              1,712,601
  Series B preferred stock, one share convertible to one share of common;
   6% cumulative non-participating, authorized 7,000,000 shares at
   stated value of $3 per share, issued and outstanding 1,609,955 shares           4,384,754              4,384,754
  Common stock - $.0001 par value, authorized 100,000,000 shares, issued and
   outstanding, 18,268,104 at January 31, 2009 and January 31, 2008                    1,827                  1,827
  Additional paid in capital                                                      32,664,364             32,664,364
  Accumulated deficit                                                            (39,713,122)           (39,175,048)
                                                                                ------------           ------------
      Total shareholders' equity (deficit)                                          (949,576)              (411,502)
                                                                                ------------           ------------

      Total Liabilities & Shareholders' Equity                                  $  2,549,394           $  2,527,218
                                                                                ============           ============


See the notes to the financial statements.

                        Advanced Technologies Group, Ltd.
                      Consolidated Statements of Cash Flows
            For the Years Ended January 31, 2009 and January 31, 2008

                                                         As Restated
                                                          31-Jan-09              31-Jan-08
                                                         ------------           ------------
Revenues:
  Revenues from software maintenance                     $          0           $    919,000
  Software maintenance costs                                        0               (591,000)
                                                         ------------           ------------
      Net revenues                                                  0                328,000

General and administrative expenses:
  Salaries and benefits                                       515,398              3,160,071
  Promotion & investor relations                               17,690                 37,501
  Consulting                                                   12,823                  5,594
  General administration                                      277,577                405,646
  Depreciation                                                      0                 19,079
                                                         ------------           ------------
      Total general and administrative expenses               823,488              3,627,891
                                                         ------------           ------------

Net loss from operations                                     (823,488)            (3,299,891)

Other revenues and expenses:
  Gain on investment in FX Direct Dealer                            0              2,407,058
  Interest income                                                  71                  1,734
  Software consulting                                         254,451                100,000
  Sub-lease income                                             30,892                129,610
                                                         ------------           ------------

Net (loss)                                               $   (538,074)          $   (661,489)
                                                         ============           ============

Net (loss) per common share:
  Basic                                                  $      (0.03)          $      (0.04)
  Fully diluted                                          $      (0.03)          $      (0.04)

Weighted average of common shares outstanding:
  Basic                                                    18,268,104             18,085,135
  Fully diluted                                            18,268,104             18,085,135


See the notes to the financial statements.

                        Advanced Technologies Group, Ltd.
                      Consolidated Statements of Cash Flows
            For the Years Ended January 31, 2009 and January 31, 2008

                                                              As Restated
                                                               31-Jan-09             31-Jan-08
                                                              -----------           -----------
Operating Activities:
  Net income (loss)                                           $  (538,074)          $  (661,489)
  Adjustments to reconcile net loss items
   not requiring the use of cash:
     Amortization                                                     455                   606
     Depreciation                                                       0                19,080
     Salary expense                                               515,398             2,907,740
     Gain on investment in FX Direct Dealer                             0            (2,407,058)
     Impairment expense                                                 0                32,377
     Rent expense                                                  45,000                     0
  Changes in other operating assets and liabilities:
     Accounts payable                                               1,029               (90,650)
                                                              -----------           -----------
Net cash provided (used by) operations                             23,808              (199,394)

Financing Activities:
  Advances from shareholders                                       43,823                 4,600
                                                              -----------           -----------
Net cash provided by financing activities                          43,823                 4,600
                                                              -----------           -----------

Net increase (decrease) in cash during the year                    67,631              (194,794)

Cash balance at February 1st                                       67,287               262,081
                                                              -----------           -----------

Cash balance at January 31st                                  $   134,918           $    67,287
                                                              ===========           ===========

Supplemental disclosures of cash flow information:
  Interest paid during the year                               $         0           $         0
  Income taxes paid during the year                           $         0           $         0


See the notes to the financial statements.

                        Advanced Technologies Group, Ltd.
            Consolidated Statement of Changes in Shareholders' Equity
                    From January 31, 2007 to January 31, 2009
                                  (As Restated)

                                   Common       Common       Preferred    Preferred      Paid in         Accumulated
                                   Shares      Par Value       Shares       Value        Capital           Deficit        Total
                                   ------      ---------       ------       -----        -------           -------        -----
Balance at January 31, 2007      18,056,673     $ 1,806      2,372,036    $6,097,355    $32,639,013     $(38,488,187)    $ 249,987

Stock dividend paid                 211,431          21                                      25,351          (25,372)            0

Net loss for the fiscal year                                                                                (661,489)     (661,489)
                                 ----------     -------      ---------    ----------    -----------     ------------     ---------

Balance at January 31, 2008      18,268,104     $ 1,827      2,372,036    $6,097,355    $32,664,364     $(39,175,048)    $(411,502)

Net loss for the fiscal year                                                                                (538,074)     (538,074)
                                 ----------     -------      ---------    ----------    -----------     ------------     ---------

Balance at January 31, 2009      18,268,104     $ 1,827      2,372,036    $6,097,355    $32,664,364     $(39,713,122)    $(949,576)
                                 ==========     =======      =========    ==========    ===========     ============     =========


See the notes to the financial statements.

                        Advanced Technologies Group, Ltd.
                 Notes to the Consolidated Financial Statements
            For the Years Ended January 31, 2009 and January 31, 2008


1. ORGANIZATION OF THE COMPANY AND SIGNIFICANT ACCOUNTING PRINCIPLES

Advanced Technologies Group, Ltd. (the Company) was incorporated in the State of Nevada in February 2000. In January 2001, the Company purchased 100% of the issued and outstanding shares of FX3000, Inc., a Delaware corporation, which owned the rights to the FX3000 currency trading software platform. The FX3000 software program is a financial real time quote and money management platform used by independent foreign currency traders.

In March 2002, the Company sold the FX3000 software program, for a 25% interest in a joint venture with Tradition NA, a subsidiary of Compagnie Financiere Tradition, a publicly held Swiss corporation. The Company and Tradition formed FX Direct Dealer LLC, a Delaware company that markets the FX3000 software to independent foreign currency traders.

The Company sold its interest in the joint venture in the first quarter of fiscal year 2010 (see Note 11).

Currently the Company has no business operations; however, it is pursuing various business opportunities in the areas of software development.

CONSOLIDATION- the accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All significant inter-company balances have been eliminated.

USE OF ESTIMATES- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

REVENUE RECOGNITION- The Company provided software maintenance and support services for the users of the FX3000 program. In fiscal 2008, the Company received a monthly fee from the joint venture for these services. Revenues received for the maintenance and support services were recognized by the Company when they were earned.

INVESTMENT IN FX DIRECT DEALER- The Company's interest in the joint venture is accounted for at cost and adjusted for the Company's share in any net profits or losses of the joint venture. The Company has received no cash distributions since its investment in the joint venture in March 2002.

CASH AND INTEREST BEARING DEPOSITS- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

BAD DEBT EXPENSE- The Company provides, through charges to income, a charge for bad debt expense, which is based upon management's evaluation of numerous factors in regards to the account receivable. These factors include economic conditions, the paying performance of the account receivable, and an analysis of the credit worthiness of the payee.

FIXED ASSETS- Office and computer equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

                Furniture & lease improvements     7 years
                Office equipment                   3 years
                Computer hardware                  3 years
                Software                           3 years

Expenditures for major repairs and renewals that extend the useful life of the asset are capitalized. Minor repair expenditures are charged to expense as incurred.

LONG LIVED ASSETS- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

INCOME TAXES- The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109 (SFAS No. 109), "ACCOUNTING FOR INCOME TAXES". SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

RECENT ACCOUNTING PRONOUNCEMENTS:

In September 2006, the FASB issued SFAS No. 157, "FAIR VALUE MEASUREMENTS" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances, but provides clarification on acceptable fair valuation methods and applications. SFAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 did not have a material affect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have a material affect on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "BUSINESS COMBINATIONS" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS 141(R) will not have a material affect on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES-AN AMENDMENT OF FASB STATEMENT NO. 133" ("SFAS 161"). SFAS 161 updates guidance regarding disclosure requirements for derivative instruments and hedging activities. It responds to constituents' concerns that FASB Statement No. 133 does not provide adequate information about how derivative and hedging activities affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim period beginning after November 15, 2008. The adoption of SFAS 161 will not have a material affect on the Company's consolidated financial statements.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and short term deposits, account receivable, shareholder advances, and accounts payable and accrued expenses reported in the consolidated balance sheets are estimated by management to approximate fair value at January 31, 2009 and January 31, 2008.

3. NET INCOME (LOSS) PER SHARE

The Company applies SFAS No. 128, EARNINGS PER SHARE to compute net loss per share. In accordance with SFAS No. 128, basic net loss per share has been computed based on the weighted average of common shares outstanding during the years. Diluted net loss per share gives the effect of outstanding common stock equivalents which are convertible into common stock. The effects on net loss per share for fiscal year of the common stock equivalents are not included in the calculation of net loss per share since their inclusion would be anti-dilutive.

4. IMPAIRMENT EXPENSE

At the end of fiscal year 2008, the income stream from software maintenance revenues on the FX3000 was cancelled by Tradition. At that time, management decided to impair the balance of the net fixed assets of the Company because the discounted future cash flows form the assets could not be assured. Accordingly, the Company recognized an impairment expense of $32,277 in fiscal year 2008 in the statement of operations.

5. OPTIONS

The Company applies SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" to account for option issues. Accordingly, all options granted are recorded at fair value using a generally accepted option pricing model at the date of the grant. There is no formal stock option plan for employees.

A listing of options outstanding at January 31, 2009 is as follows.

                                                                        Wgtd Avg
                                                        Wgtd Avg        Years to
                                       Amount        Exercise Price     Maturity
                                       ------        --------------     --------

Outstanding at January 31, 2007        3,835,690           $5             2.52
Issued                                         0
Expired                                        0
Exercised                                      0
                                       ---------

Outstanding at January 31, 2008        3,835,690           $5             1.52
Issued                                         0
Expired                                        0
Exercised                                      0
                                       ---------

Outstanding at January 31, 2009        3,835,690           $5             0.51
                                       =========

6. PREFERRED STOCK

CLASS A PREFERRED STOCK: Class A preferred stock has a stated value of $3 per share and a cumulative non-participating dividend of 13%. The Class A preferred stock is convertible into common stock at a conversion ratio of one preferred share for one common share.

CLASS B PREFERRED STOCK: Class B preferred stock has a stated value of $3 per share and a cumulative non-participating dividend of 6%. The Class B preferred stock is convertible into common stock at a conversion ratio of one preferred share for one common share.

7. INCOME TAXES

Provision for income taxes is comprised of the following:

                                                     2009               2008
                                                 -----------        -----------

Net (loss) before provision for income taxes     $  (538,074)       $  (661,489)
                                                 ===========        ===========
Current tax expense:
  Federal                                        $         0        $         0
  State                                                    0                  0
                                                 -----------        -----------
  Total                                          $         0        $         0

Add deferred tax payable (benefit):
  Timing differences                              (4,466,066)        (3,135,104)
  Allowance for recoverability                     4,466,066          3,135,104
                                                 -----------        -----------
  Provision for income taxes                     $         0        $         0
                                                 ===========        ===========

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate                               34%                34%
Statutory state and local income tax                      13%                 9%
Timing differences                                       -47%               -43%
                                                 -----------        -----------
Effective rate                                             0%                 0%
                                                 ===========        ===========

Deferred income taxes are comprised of the following:

Timing differences                               $ 4,466,066        $ 3,135,104
Allowance for recoverability                      (4,466,066)        (3,135,104)
                                                 -----------        -----------
Deferred tax benefit                             $         0        $         0
                                                 ===========        ===========

Note: The deferred tax benefits arising from the timing differences expires in fiscal years 2028 and 2029 and may not be recoverable upon the purchase of the Company under current IRS statutes.

8. ISSUANCES OF COMMON STOCK

During fiscal year 2008, the company issued a stock dividend of 211,431 shares to the preferred stockholders.

9. RELATED PARTY TRANSACTIONS

During fiscal year 2008, the Company paid $29,488 to a consulting firm that is owned by the chief executive officer.

10. COMMITMENTS AND CONTINGENCIES

During fiscal 2008, the Company was committed to a non-cancelable lease for office space in New York City, expiring in 2012. In July 2006, the Company entered into a sub-leasing agreement with a company for the bulk of its office space in New York City, also expiring in 2012. In July 2008, the Company assigned its rights and responsibilities under the lease to the sub-tenant; however, the Company remains liable on the original lease in the event of a default by the subtenant. The minimum required base rent on the lease is as follows:

                       2009                  $135,245
                       2010                   139,302
                       2011                   143,481
                       2012                    24,448
                                             --------

                   Total                     $442,475
                                             ========

Rent expense for the fiscal years 2009 and 2008 was $61,218 and $111,853, respectively.

The firm had executed employment contracts with the president and vice president of the Company since April 2002. Under the terms of the contracts, the two officers are to be paid $250,000 per year each, retroactive to April 2002, in the event the Company receives profit distributions from its 25% investment in FX Direct Dealer, LLC. In fiscal year 2008, the Company's investment in FX Direct Dealer became profitable and. As a result, the Company recognized a salary expense in fiscal year 2008 of $3,160,071.

11. SUBSEQUENT EVENT - SALE OF THE INVESTMENT IN FX DIRECT DEALER

In March 2009, the Company sold its 25% interest in the joint venture to FX Direct Dealer for $26 million. The Company received a subordinated note from FX Direct for $17 million and $9 million in cash. The subordinated note receivable is unsecured and subordinated to the claims of the general creditors of FX Direct. The note carries an interest rate of 10% and the principal is payable in 36 equal monthly installments for the next three years, with interest. The payment of the $9 million cash is due in March 2009 and the monthly payments on the subordinated note begin in April 2009.

In March 2009, the Company received $9 million in cash from FX Direct as per the terms of the sale.

In April 2009, the first installment on the subordinated note receivable was received from FX Direct Dealer, LLC.

12. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the financial statements for the years ended January 31, 2009 and January 31, 2008, management determined that the effective date of the sale of its interest in FX Direct Dealer, as discussed in Note 11, occurred in March 2009 and not in January 2009. Accordingly, the result of the sale of the interest has been adjusted to a sale date of March 9, 2009. The sale of this investment and resulting gain have been reflected in the financial statements for the quarter ended April 30, 2009.

The restatement affected the previously issued consolidated balance sheets, consolidated statements of operations, consolidated statement of cash flows, and the consolidated statement of changes in shareholders equity. A highlight of the changes to specific accounts and earnings (loss) per share calculations for fiscal year 2009 is as follows:

                                               As Reported          As Restated
                                                31-Jan-09            31-Jan-09
                                               -----------          -----------

Total assets                                   $26,147,336          $ 2,549,394
Total liabilities                              $ 9,941,209          $ 3,498,970
Shareholders' equity (deficit)                 $16,206,127          $  (949,576)
Gain on disposal of discontinued component     $17,155,703          $         0
Net income (loss)                              $16,617,629          $  (538,074)
Fully diluted earnings (loss) per share        $      0.80          $     (0.03)

Subsequent to the issuance of the financial statements for the years ended January 31, 2008 and January 31, 2007, the Company received financial information from FX Direct regarding its joint venture investment in FX Direct Dealer, LLC pertaining to fiscal year 2008. This new information required the restatement of the financial statements previously issued for gains on its investment in FX Direct Dealer and also the accrual of salaries to the Company's officers discussed in Note 10.

The restatement affected the previously issued consolidated balance sheets, consolidated statements of operations, consolidated statement of cash flows, and the consolidated statement of changes in shareholders equity. A highlight of the changes to specific accounts and earning (loss) per share calculations for fiscal year 2008 is as follows:

                                               As Reported          As Restated
                                                31-Jan-08            31-Jan-08
                                               -----------          -----------
Net income (loss)                              $  (160,807)         $  (661,489)
Total assets                                   $   120,160          $ 2,527,218
Total liabilities                              $    30,980          $ 2,938,720
Shareholders' equity                           $    89,180          $  (411,502)
Earnings (loss) per share -
  basic & fully diluted                        $     (0.01)         $     (0.04)